February 13, 2006

Mail Stop 3561

via U.S. mail and facsimile

David C. Merrell, President
Souvall-Page and Company, Inc.
9005 Cobble Canyon Lane
Sandy, Utah

Re: Souvall-Page and Company, Inc.
       Registration Statement on Form 10-SB, Amendment 2
       Filed December 22, 2005
       File No. 0-51464

Dear Mr. Merrell:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Business History, page 3
1. Please replace the statement, in this section, that copies of your
Articles of Incorporation, as amended, and your By-Laws, as amended, are "attached" with a statement that they are "filed as exhibits" to your Registration Statement. Also, remove the disclosure that they are "incorporated herein by reference."


Item 8.  Description of Securities.
2. As we requested in comment number eight of our letter dated December 2, 2005, please include in this section disclosure substantially the same as the disclosure you have provided in the risk factor entitled: "Our Articles of Incorporation Provide that Our
Company`s Board of Directors Can Redeem All of Our Common Stock
Upon
Any Redemption Date Set by the Board of Directors."

Item 8.  Description of Securities - Common Stock, page 19
3. Revise this section to clarify that, the 50,000 shares of authorized stock that you refer to in this section as "Class A Common
Stock" is the same stock that you refer to elsewhere in the registration statement as "Common Stock."

Plan of Operations, page 14
4. In the last paragraph of this section, on page 15, please clarify which "legal process" you are referencing.
5. In the following disclosure at the end of the last paragraph of the section, please clarify whether you are referring to the loan or the terms of the loan : "[T]hat would probably not happen if and until our Company completed an acquisition, merger or reorganization with a company that was a going concern." If you are referring to the loan, please further revise the section as appropriate.

Liquidity, page 15
6. We have reviewed your response to our comment number eleven in our letter dated December 2, 2005. However, we note that an amount of $3699 is shown as a "contribution" in the financial statements. Please discuss supplementally and revise the registration statement, as appropriate.
7. As we previously requested, please include in the indemnification section of the prospectus the information in Article IX, number four of your Articles of Amendment to the Articles of Incorporation to Black Gold Resources, (your former name), which you have filed as
Exhibit 3.2.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

      cc:   Leonard Burningham
      By facsimile to 801-355-7126



David C. Merrell, President
Souvall-Page and Company, Inc.
February 13, 2006
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